January 17, 2014

<u>VIA FACSIMILE (703-813-6984)</u>

Stacie D. Gorman, Attorney-Advisor
Beth Frohlichstein, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

   Re: **Allegiancy, LLC (the "Issuer")**
      Offering Statement on Form 1-A
      File No. 024-10354

Dear Ms. Gorman and Ms. Frohlichstein:

  In connection with the above-referenced Offering Statement on Form 1-A (File No. 024-10354), we, the managing underwriter for the above referenced offering, hereby join in the request of Allegiancy, LLC that the Offering Statement be declared qualified at 4:00 p.m., Eastern Time, on January 22, 2014, or as soon as practicable thereafter.

        Very truly yours,

        MOLONEY SECURITIES CO., INC.

        By: _____
          James A. Riggs, Executive Vice President

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